April 6, 2012

Mr. Craig D. Wilson	Via EDGAR and Mail
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Park Electrochemical Corp.
Form 10-K for the Fiscal Year Ended February 27, 2011
Filed on May 12, 2011
Forms 8-K filed on September 27, 2011 and December 21, 2011
File No. 001-04415

Dear Mr. Wilson:

We have reviewed the comments relating to the above referenced filing presented in the letter signed by you and dated March 9, 2012 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park” or the “Company”). The comments and Park’s responses to the comments are set forth below.

Form 10-K for the fiscal year ended February 27, 2011

Management's Discussion and Analysis

Results of operations, page 31

COMMENT:

1.	We note from your income tax and geographic regions disclosures in Notes 7 and 16 on pages 57 and 67 respectively, disproportionate relationships among U.S. and foreign earnings before income taxes, tax rates and sales. The disproportionate magnitude of your U.S. and foreign revenues to tax effects appears to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and foreign sales and contributions to your results of operations. Consider revision to MD&A to explain the foregoing issues in future filings or tell us why revision is not required. We refer you to Item 303(a)(3)(1) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

RESPONSE:

1.	On page 32 (Management’s Discussion and Analysis…, Fiscal Year 2011 Compared with Fiscal Year 2010), the Company discusses the effective income tax rates for fiscal year 2011 and fiscal year 2010. In this section of the MD&A, the Company discloses the significant foreign and U.S. discrete items that had an impact on the effective tax rate in each period. Beginning with the fiscal year 2012 first quarter Form 10-Q, the Company has included a statement that the effective income tax rate has been impacted by the proportion of taxable income in jurisdictions with higher income tax rates. The Company will continue similar disclosure in future Form 10-K filings. The proportion of taxable income in each taxable jurisdiction is the result of relative operating results at each of the Company’s business units and can vary significantly from period to period with changing market conditions in the different regions in which the Company operates.

Liquidity and Capital Resources, page 37

COMMENT:

2.	Tell us what consideration you gave to providing disclosures regarding the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries. You disclose in Note l.p on page 54 that U.S. federal income tax has not been provided on approximately $181,000,000 of undistributed earnings as of February 27, 2011. Additionally, consider disclosing the amount of cash and investments that are currently held by your foreign subsidiaries and the tax impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

RESPONSE:

2.	The Company currently intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries in its existing foreign subsidiaries or in other activities, including acquisitions outside of the United States.

Beginning with the Form 10-Q for the quarterly period ended August 28, 2011, the Company has disclosed the amount of cash and marketable securities owned by its foreign subsidiaries. The Company will continue to provide such disclosure in future Form 10-Q and Form 10-K filings.

In future filings, the Company will include the following in the Liquidity and Capital Resources section of MD&A:

As of Month, XX, 20XX, approximately $XX million of cash and marketable securities was owned by certain of the Company’s wholly owned foreign subsidiaries. If such foreign owned cash were needed to fund the Company’s operations in the U.S., the Company would be required to accrue and pay U.S. taxes on the amount of such cash that was repatriated to the U.S. However, it is the Company’s practice and intent to reinvest such cash owned by its foreign subsidiaries in the operations of its foreign subsidiaries or in other foreign activities, including acquisitions outside the U.S. The Company has sufficient liquidity in the U.S. to fund its activities for the foreseeable future.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

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Notes to Consolidated Financial Statements

Note 7. Income taxes, page 58

COMMENT:

3.	We note the caption in your effective income tax rate reconciliation for foreign tax rate differentials. Please clarify what this amount represents and how it is determined in each of the three years presented. Identify the significant components of this item.

RESPONSE:

3.	The foreign tax rate differential amounts in Note 7 include the effect of the lower statutory tax rates for the Company’s foreign subsidiaries, as well as the impact of certain tax incentives and discrete items that impact the effective income tax rate in foreign jurisdictions. The 2010 foreign tax rate differential included the impact of a $3.1 million tax benefit for the reduction of certain deferred tax liabilities in Singapore related to a temporary tax incentive for offshore interest repatriation and a $0.9 million tax benefit related to a retroactive extension and amendment of a development and expansion tax incentive in Singapore. There were no discrete items that impacted the foreign tax rate differentials in fiscal years 2011 or 2009.

In future filings, the Company will include in the Income Tax footnote an explanation of any material discrete tax items that impact the foreign tax rate.

Note 15. Contingencies, page 65

COMMENT:

4.	Clarify what is meant by your conclusion that the ultimate disposition of known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated results of operations or financial position of the Company but could have a significant negative impact on the Company's consolidated results of operations or financial position for a particular reporting period. In view of your litigation and environmental contingencies if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraph 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

RESPONSE:

4.	In response to Comment 4, we believe that known environmental matters will not have a material effect on the liquidity, capital resources, business or financial position of the Company. In reaching this view, the Company has taken into account our understanding of the size and nature of all known environmental matters, as well as the Company’s significant resources. Similarly, we believe that known environmental matters will not have a material

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

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effect on the long-term results of operations of the Company, based on our understanding of the size and nature of all known environmental liabilities. As for any particular reporting period, it is possible that known environmental matters could have a significant negative impact if, for instance, all pending environmental matters were concluded in the same period in a manner which is unfavorable to the Company or the Company’s results of operations in that period were significantly lower than in the past. We will revise this disclosure in future filings.

We acknowledge our obligation to disclose, if estimable, estimated losses exceeding amounts already recognized; we believe any such amounts are not material.

We do not believe that it is reasonably possible that additional environmental losses would be material.

COMMENT:

5.	We note your disclosure that recorded environmental liabilities do not include those associated with insurance carrier indemnification agreements. With respect to your insurance coverage please confirm, if true, that related assets and liabilities are not offset (i.e., reported at a net amount) unless a right of setoff exists. See FASB ASC 210-20-05-1.

In addition, please disclose whether the estimates associated with your loss contingencies are gross or net of any third-party recoveries. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

•	The nature of these uncertainties or limitations;

•	estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and

•	when you accrue for these recoveries.

RESPONSE:

5.	For those environmental liabilities for which the Company has concluded indemnification agreements with its insurance carriers, the Company has determined that the potential gross liabilities, excluding any potential insurance payments, are either not estimable at this time or would not be material to the Company’s financial position or results of operations in the aggregate or in any given financial period. The Company’s estimates of environmental loss contingencies do not include any third party recoveries.

Forms 8-K filed on September 27, 2011 and December 21, 2011

COMMENT:

6.	Revise the title of the performance table in your press release to clearly identify its non-GAAP nature. For the "special item" lines occurring in any given period, please separately identify and quantify such amounts in this tabular presentation or provide note reference to the detailed operating information.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

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RESPONSE:

6.	The title of the performance table in future quarterly earnings news releases will read “Performance Table, including non-GAAP information (in thousands, except per share amounts – unaudited)”.

In addition, we will add a footnote reference to the non-GAAP special item captions referring to the Detailed Operating Information section for more information.

COMMENT:

7.	Refer to the "Detailed operating information" on the last page of your press releases. We believe the non-GAAP condensed operating statement format appearing your press releases conveys undue prominence to a statement based on non-GAAP information. Please revise in consideration of Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE:

7.	The Company believes that the presentations of its results of operations in the “Detailed operating information” sections of its earnings press releases are clearly labeled and provide clear information regarding the Company’s results of operations. The Company does not believe that its earnings press releases convey undue prominence to the non-GAAP information.

The Company’s future earnings press releases will include a separate GAAP Reconciliation table after the Detailed operating information table, reconciling from Earnings before Income Taxes to Net Earnings before Special items, including the impact of any special items on the effective income tax rate.

Other:

COMMENT:

8.	We note your issuance of a press release on January 26, 2012 announcing the closure of your Waterbury, CT facility at the end of April. Please tell us what consideration was given to whether this event resulted in a reporting requirement pursuant to Item 2.05 of Form 8-K.

RESPONSE:

8.	The Company filed a Form 8-K pursuant to Item 2.05 on April 3, 2012.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

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General:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide any questions or comments that the staff may have with respect to our responses to the staff’s comments to Stephen M. Banker, Park’s Vice President and General Counsel, or David R. Dahlquist, Park’s Vice President and Chief Financial Officer, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

Stephen M. Banker

Vice President and General Counsel

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

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